

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 1, 2017

Robert Michelson
Chief Executive Officer and President
RMG Networks Holding Corporation
15301 Dallas Parkway, Suite 500
Addison, TX 75001

   Re: RMG Networks Holding Corporation
     Registration Statement on Form S-3
     Filed January 23, 2017
     File No. 333-215673

Dear Mr. Michelson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any questions.

        Sincerely,

        /s/ Jan Woo

        Jan Woo
        Branch Chief—Legal
        Office of Information
        Technologies and Services

 cc: Ameer Ahmad, Esq.
    Greenberg Traurig, LLP